EX-10.1 2 exhibit101.htm

LICENSE AGREEMENT BETWEEN ARRAYIT DIAGNOSTICS, INC. AND WAYNE STATE UNIVERSITY

Exhibit 10.1

LICENSE AGREEMENT

This Agreement is entered into as of December 7, 2009 ("Effective Date"), by and between Wayne State University, a non-profit Michigan educational institution ("WSU") and Arrayit Diagnostics, Inc., a corporation incorporated in the State of Nevada ("Licensee").

BACKGROUND:

WSU holds certain patents and technology.  Licensee has delivered to WSU a request for the grant of a license to use such intellectual property rights as described below.

WSU is willing to grant Licensee a license to develop and use such intellectual property for the benefit of WSU and the public in accordance with the provisions of 35 U.S.C. §§ 201-211 and the regulations promulgated thereunder ("Federal Patent Policy") and Licensee is willing to acquire the right to use such intellectual property on the terms and conditions set forth below and subject to the provisions of the Federal Patent Policy.

AGREEMENT:

NOW, THEREFORE, in consideration of the premises and mutual promises and agreements hereinafter set forth, the parties hereto agree as follows:

1.  DEFINITIONS.

1.1.  "Affiliate".  "Affiliate" means (i) any partnership, corporation, joint venture, association, trust, unincorporated organization or entity directly or indirectly controlling, controlled by or under direct or indirect common control with Licensee, (ii) any partnership, corporation, joint venture, association, trust, unincorporated organization or entity who is a direct or indirect beneficial holder of at least 50% of any class of the outstanding capital stock of Licensee or an Affiliate (as defined in clause (i)) of Licensee.  It is understood that the characterization of any entity as an Affiliate shall be made at the time Licensee and such entity enter into any sublicense agreement.

1.2.  “Biological Materials”.  “Biological Materials” shall mean the biological materials as specifically described in Exhibit B, as amended from time to time.

1.3.  “FDA”. “FDA” shall mean the United States Food and Drug Administration, or its successor.

1.4.  “Federal Patent Policy”. “Federal Patent Policy” shall mean 35 U.S.C. 200 et seq. and the regulations promulgated thereunder.

1.5. “First Commercial Sale”.  “First Commercial Sale” shall mean, with respect to a Licensed Product, the first sale for consumption by the public of a Licensed Product after registration has been granted by any applicable authority in any country.

1.6.  “Licensed Field”.  " ”Licensed Field” shall mean production of product(s) or services(s) for presymptomatic detection of ovarian cancer utilizing microarrays on planar surfaces.  Macroarrays, traditional ELISA, solution bead platforms, spinning disk and colored bead fields of use are specifically excluded from this license.

1.7.  "Licensed Patents".  "Licensed Patents" shall mean (i) U.S. Patent Application Serial No. 11/816,471, filed on August 16, 2007 entitled "Neoepitope Detection of Disease using Protein Arrays"; (ii) any U.S. patent application filed as a continuation or division of such application or, to the extent necessary to make, have made, use, sell, import or lease Licensed Products, any continuation-in-part of such application (provided, such continuation-in-part relates directly to the Licensed Field and development of which was sponsored by Licensee); (iii) any foreign counterpart to such U.S. application (including divisions, continuations or continuations-in-part of such patent application that relate directly to the Licensed Field and development of which was sponsored by Licensee); and (iv) any patents which issue from applications described in (i-iii).  Licensed Patents are set forth in Exhibit A attached hereto, which shall be amended from time to time to include patent applications or patents to be included as Licensed Patents in accordance with this Agreement.

1.8.  "Licensed Product(s)".  "Licensed Product(s)" means any product(s), methods, services or processes that embody or utilize any aspect of the Licensed Patents, Licensed Technology or Biological Materials or the manufacture, use, license or sale of which (a) absent the licenses granted herein, would infringe any proprietary right of WSU in respect of the Licensed Patents, Licensed Technology or Biological Materials or (b) the discovery, development, manufacture or use of which employs Licensed Technology, Licensed Patents or Biological Materials.

1.9.  "Licensed Technology".  "Licensed Technology" means all technical information, including any specifications, methods, processes, documentation and other data, information and know-how owned by WSU and in existence as of the Effective Date and necessary to practice the inventions embodied in the Licensed Patents or Biological Materials.   Licensed Technology is set forth in Exhibit C attached hereto.

1.10.  "Net Revenue".  "Net Revenue" means gross revenue received by Licensee or any of its Affiliates, or any sublicensee hereunder from the sale or use of Licensed Products less (i) amounts repaid or credited by reason of defects, returns, recalls, rejections or allowances, (ii) sales taxes, excise taxes, value added taxes and customs duties, paid, absorbed or allowed, (iii) commissions paid or actually allowed to independent brokers or agents,  (iv) postage, delivery and shipping charges, and (v) trade and quantity discounts actually allowed (and taken) as customary in the trade.  Net Revenue shall not include revenue received by Licensee (or any of its Affiliates) from transactions with an Affiliate, where the Licensed Product in question will be resold by the Affiliate; provided, the revenue received by the Affiliate from resale of the Licensed Product is included in Net Revenue in accordance with Section 3.2.  Revenue received by Licensee (or any of its Affiliates) from transactions with an Affiliate, where the Licensed Product in question is used by the Affiliate solely for such Affiliate's internal purposes shall be included in Net Revenue and the price charged shall be at least the fair market value of such Licensed Product.

1.11. “Royalty Quarter”. “Royalty Quarter” means each January 1 through March 31, April 1 through June 30, July 1 through September 30 and October 1 through December 31 commencing on or after the Effective Date.

2.  TITLE; LICENSE GRANT; RESERVATION OF RIGHTS.

2.1.  Grant of License.  Subject to the terms and conditions of this Agreement, WSU hereby grants to Licensee, and Licensee hereby accepts an exclusive, worldwide, royalty-bearing license, including the right to grant sublicenses, to Licensed Patents, Licensed Technology and Biological Materials, to make, have made, use, lease, develop, produce, distribute, import, sell and have sold Licensed Products in the Licensed Field.

2.2.  Sublicense Agreements.  Licensee may grant sublicenses of its right to make, use, distribute, import, lease, sublicense for the sole purpose of marketing and/or distribution, and sell Licensed Products in the Licensed Field; provided Licensee shall (a) obtain WSU's written consent to each sublicensee and each sublicense agreement (which consent shall not be unreasonably withheld or delayed); (b) obtain each sublicensee's written agreement to be bound by the provisions of Sections 2.3, 2.4 (e-f), 3.2, 3.4, 3.5, 3.6, 3.8, 7, 8 and 9 of this Agreement; and (c) not be relieved of any of its obligations hereunder as a consequence of such sublicense(s).  Any sublicenses granted by Licensee under this Agreement shall provide for termination or assignment to WSU upon termination of this Agreement.  The royalties payable to WSU in respect to sublicenses are set forth in Sections 3.2 and 3.3. With regard to the insurance requirements of Section 8, if such insurance is not available in sublicensee’s jurisdiction, and demonstration has been made to WSU’s reasonable satisfaction that such is the case, then WSU shall  exercise due consideration that the inability to buy such insurance is not a reason to withhold consent to the sublicense.

           2.3.  Proprietary Rights Notices.  Licensee shall mark all Licensed Products and their containers in accordance with the patent marking laws of the jurisdiction in which such Licensed Products are manufactured, used or sold.  At a minimum, all Licensed Products shall bear a notice indicating that the product is the subject of a patent or pending application and identifying same.  Licensee shall promptly notify WSU in writing of any changes to patent markings on Licensed Products.

2.4.  Title; Federal Rights.  (a)  This Agreement does not convey to Licensee any ownership rights in any Licensed Patents, Licensed Technology or Biological Materials by implication, estoppel or otherwise except for the rights expressly granted in this Section 2.  Title to the Licensed Patents, Licensed Technology and Biological Materials shall at all times remain vested in WSU and WSU retains the right to grant licenses to the Licensed Patents, Licensed Technology and Biological Materials for other fields of use and to use the Licensed Patents, Licensed Technology and Biological Materials for purposes in accordance with Section 2.5.

(b)  To the extent that any Licensed Patent, Licensed Technology or Biological Materials has been wholly or partially funded by the federal government or the state of Michigan, Licensee's rights are also subject to the Federal Patent Policy and applicable state of Michigan obligations including but not limited to the federal government’s nonexclusive, nontransferable, irrevocable, paid-up license to practice or have practiced the Licensed Patents, Licensed Technology and Biological Materials for or on behalf of the United States throughout the world.

(c)  WSU hereby covenants that, if any of the Licensed Patents, Licensed Technology or Biological Materials is subject to the Federal Patent Policy, WSU will disclose such Licensed Patent(s), Licensed Technology and Biological Materials to the government agency as required by the Federal Patent Policy, will file all required elections to maintain title to the Licensed Patent(s), Licensed Technology and Biological Materials and will otherwise use its reasonable efforts to obtain the entire right, title and interest in such Licensed Patent(s), Licensed Technology and Biological Materials and seek maximum exclusive licensing rights and extensions thereof.

(d) WSU represents to Licensee that, to the best of its knowledge, it has disclosed to Licensee all agreements with any funding agency or foundation that has provided support of any kind in the development of the Licensed Patents, Licensed Technology or Biological Materials.

(e) Licensee shall comply with, and shall ensure that its sublicensees comply in all material respects with, all government statutes and regulations that relate to Licensed Products, including but not limited to the Federal Patent Policy; the Food, Drug and Cosmetic Act of 1941, as amended, and the regulations promulgated thereunder; and the Export Administration Act of 1979, as amended, and the regulations promulgated thereunder.

(f) Licensee shall substantially manufacture Licensed Products in the United States when such units of Licensed Products will be sold in the United States.

2.5.  Academic Use.  WSU shall retain the right to make, have made and use the Licensed Patents, Licensed Technology and Biological Materials for its internal research, academic collaborative, teaching and educational purposes, including transfer of Biological Materials to academic and other non-profit researchers.

2.6.  Diligence. Licensee has represented to WSU, to induce WSU to issue this license, that it will diligently pursue commercialization of Licensed Patents, Licensed Technology and Biological Materials.  WSU shall have the right to terminate this Agreement if it reasonably determines that Licensee is not diligently utilizing the Licensed Patents, Licensed Technology and Biological Materials for the benefit of the public in accordance with this Section 2.6.  Licensee shall notify WSU in writing within thirty (30) days of the occurrence of each event listed in the next sentence.

Such determination shall be made with reference to objective criteria including:

(a) within three (3) months of the Effective Date, Licensee shall begin internal testing of a Licensed Product;

(b) within nine (9) months of the Effective Date, Licensee shall begin testing its first Licensed Product with third party evaluators;

(c) within eighteen (18) months of the Effective Date, Licensee shall apply to the FDA or other appropriate regulatory agency(ies) for approval of a Licensed Product; and

(d) introducing Licensed Products to the market within six (6) months following receipt of necessary marketing approvals from the FDA and other appropriate regulatory agencies.

3.  FEES; ROYALTIES; RECORD KEEPING; REPORTING

3.1. Fees.  Licensee shall be obligated to pay WSU the indicated amounts for the following milestone events.  These payments are not creditable against royalties or other payments due WSU under this Agreement and relate solely to these milestone events.  Licensee shall notify WSU in writing within ten (10) days of the occurrence of the events described in (c) below that such event has occurred.  All milestone payments due WSU under this Section 3.1 shall be payable only in respect of the first occurrence of the respective milestones.  Payments will be made by delivery of a check, as provided below.

(a)  On the Effective Date, Licensee shall pay to WSU the license issue fee of twenty thousand dollars ($20,000).

(b)  Licensee shall deliver to WSU a check in the amount of $34,787.81 to cover patent costs and expenses in respect of the Licensed Patents that exist on the Effective Date, such reimbursement to be received by WSU within sixty (60) days of Licensee’s receipt of an invoice for such amount (including copies of outside counsel’s invoices).

(c)  Within thirty (30) days after approval of the first Licensed Product by the FDA or another comparable regulatory agency, Licensee shall pay WSU one hundred twenty five thousand dollars ($125,000).

3.2. Royalties.  (a) Not later than forty-five (45) days following the close of a Royalty Quarter, Licensee shall pay to WSU royalties in respect of the most recent Royalty Quarter then ended equal to (i) five percent (5%) of Net Revenue in respect of Licensed Products covered by, or the method of use, manufacture or production of which embodies any aspect of any claim of any Licensed Patents and (ii) three and one half percent (3.5%) of Licensee's Net Revenue in respect of Licensed Products embodying any aspect of the Licensed Technology or Biological Materials that do not also embody any claim of the Licensed Patents.  Payments under clause (i) shall be due until the expiration of the term of the last to expire of the Licensed Patents and payments under clause (ii) shall be due for not more than ten (10) years following the date of the First Commercial Sale of a Licensed Product, unless this Agreement is extended pursuant to Section 6.1(b).

(b)  Commencing with the calendar year of 2011 and until the termination of this Agreement (the "Minimum Period"), Licensee shall pay WSU minimum annual royalties under Section 3.2(a) (the "Minimum Amount") in accordance with the following schedule:

Minimum Period                                              Minimum Amount

2011-2012

$  50,000

2013-2014

$150,000

2015 and each year thereafter

$300,000

If the royalties calculated under Section 3.2(a) for any year during the Minimum Period are less than the Minimum Amount for that year, Licensee shall pay WSU the difference between the actual royalties paid pursuant to Section 3.2(a) and the Minimum Amount for such year.  Such payment will be due within forty-five (45) days following each December 31 during the Minimum Period.

3.3. Sublicense Fees. (a) Licensee shall pay WSU an amount equal to twenty five percent (25%) of any fees or other consideration Licensee receives from sublicensees in respect of Licensed Products, Licensed Technology, Licensed Patents and Biological Materials, excluding (i) royalties; and (ii) fees paid to Licensee for research performed by Licensee after the Effective Date that is directly related to the development of Licensed Products.  Such payments shall be due and payable on the same date on which the report and royalty payment are due for the Royalty Quarter in which such fees are received by Licensee, in accordance with the provisions of Section 3.4.

3.4.  Remittance; Foreign Exchange.  (a) Licensee shall make payments required under Sections 3.2 and 3.3 by check or wire transfer of immediately available funds delivered to WSU at the address set forth below.  All payments shall be stated and paid in U.S. Dollars.  Net Revenue received in currencies other than U.S. Dollars shall be converted into U.S. Dollars at the New York Foreign Exchange Selling Rate as of the last business day of the Royalty Quarter in which such Net Revenue is received (as published in The Wall Street Journal).

(b)  In the event that any payment due WSU under this Agreement is not made when due, the payment shall accrue interest beginning on the first day following the final date on which such payment was due calculated at the annual rate equal to two percent (2%) plus the prime interest rate quoted by Chase Bank on the date said payment is due, or on the date the payment is made, whichever is higher, the interest being compounded on the last day of each Royalty Quarter; provided that in no event shall said annual rate exceed the maximum legal interest rate under Michigan law.  Such royalty payment when made shall be accompanied by all interest so accrued.  Said interest and the payment and acceptance thereof shall not negate or waive the right of WSU to any other remedy, legal or equitable, to which it may be entitled because of the delinquency of the payment.

3.5.  Records.  Licensee shall maintain records (prepared in accordance with Generally Accepted Accounting Principles) sufficient to determine Net Revenue and payments due under Sections 3.2 and 3.3 during the term of this Agreement and for a period of at least five (5) years following any termination or expiration.  Within forty-five (45) days following each Royalty Quarter during the term of this Agreement, Licensee shall provide WSU with a report showing Net Revenue for the quarter, certified by the Chief Financial Officer of Licensee as accurate.  Such reports shall be submitted to WSU whether or not any Net Revenue has been received during such period.

Such report shall include the following information, segregated by Licensed Product:

(1) the quantities of each Licensed Product that Licensee, and its sublicensees (including Affiliates) have sold in each country in which such Licensed Product is sold;

(2) the billings thereon that comprise Net Revenue;

(3) the calculation of royalties thereon;

(4) the total royalties so computed and due WSU;

(5) the details of payments received by Licensee from sublicensees to which WSU is entitled a share as specified in Section 3.3;

(6) the calculation of fees due to WSU from Licensee as a share of sublicensing payments as specified in Section 3.3; and

(7) the amounts so computed and due WSU.

Upon the delivery of each report, Licensee shall pay to WSU the amount of royalties and other fees required under this Agreement, if any, due for the period of such report.  Upon delivery of the report due for the period ending December 31 of each year, Licensee shall also report to WSU the aggregate royalties and other fees due WSU for the preceding year.

3.6.  Audits.  WSU shall have the right to have Licensee's books and records audited by an independent accountant of WSU's choosing to ascertain the accuracy of Licensee's reports.  Such audits shall be scheduled within fifteen (15) days following delivery of notice by WSU to Licensee during Licensee's normal business hours and shall be conducted in a manner that does not interfere unreasonably with Licensee's business.  In the event that any audit determines that the reported Net Revenue or payments due WSU was less than ninety five percent (95%) of actual Net Revenue or payments due WSU for the period in question, the cost of such audit shall be borne by Licensee and the underpaid amount shall be immediately due and payable to WSU. In all other events, the cost of such audit shall be borne by WSU.

3.7.  Taxes.  All taxes and charges which may be imposed by any government taxing authority on the amounts paid by Licensee to WSU under this Agreement shall be assumed by Licensee.  In the event Licensee is required to withhold such taxes or charges from the amounts paid to WSU hereunder and to pay the taxes or charges for the account of WSU, Licensee shall deliver to WSU copies of the receipts or returns covering each such payment.  In the event a waiver is available for the payment of any such tax as a result of WSU's status as a non-profit organization, WSU agrees to consider, in its sole discretion, any reasonable request by Licensee to cooperate in any efforts initiated by Licensee to obtain such a waiver.  Licensee agrees to reimburse WSU for WSU's reasonable out of pocket costs and expenses incurred in considering such requests and cooperating with such waiver process, including outside counsel fees, if any.

3.8.  First Commercial Sale.  Licensee shall report to WSU in writing upon the First Commercial Sale of each Licensed Product, whether by Licensee, an Affiliate or a sublicensee.  Such report shall include, for each Licensed Product, the product name, product number and Licensed Patent(s) marked pursuant to Section 2.3.

3.9.  Anti-Stacking.  If it is necessary for Licensee to take any license(s), in a given country, under valid third party patents, which would be infringed by the sale, manufacture, use or import of Licensed Products in that country, then Licensee can deduct up to fifty percent (50%) of the royalties otherwise due and payable in each Royalty Quarter under Section 3.2 (a) above for Net Revenue in that country, until such time as Licensee has recovered an amount equal to fifty percent (50%) of the royalty paid to such third parties restricted to that given quarter; provided that in no event shall the royalty thus payable by Licensee be reduced below the Minimum Amount.  This paragraph is not intended to imply an obligation upon WSU to reimburse Licensee for the above-described third-party royalties.  Licensee shall make an accounting to WSU of all such third-party royalties, and all resulting deductions from royalties otherwise due and payable to WSU, as part of its reporting obligations under Section 3.5.

4.  REPRESENTATIONS AND WARRANTIES.

4.1.  Corporate Matters.  WSU hereby represents and warrants to Licensee that: (a) it is a non-profit Michigan educational institution, and has all requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; (b) this Agreement has been duly authorized, executed and delivered by WSU, constitutes the legal, valid and binding obligation of WSU and is enforceable against WSU in accordance with its terms, except to the extent such enforceability may be limited by bankruptcy, reorganization, insolvency or similar laws of general applicability governing the enforcement of the rights of creditors or by the general principles of equity (regardless of whether considered in a proceeding at law or in equity).

4.2.  Licensed Patents; Licensed Technology; Biological Materials.  (a) WSU REPRESENTS AND WARRANTS TO LICENSEE THAT TO THE BEST OF WSU'S KNOWLEDGE AND WITHOUT INDEPENDENT INVESTIGATION, (i) WSU IS THE OWNER OF THE PATENT RIGHTS IN THE LICENSED PATENTS FREE AND CLEAR OF ALL MORTGAGES, LIENS, PLEDGES, CHARGES OR OTHER ENCUMBRANCES AND HAS THE LICENSING RIGHTS THEREIN, AND (ii) ANY PATENTS ISSUED IN RESPECT OF THE LICENSED PATENTS,  LICENSED TECHNOLOGY AND BIOLOGICAL MATERIALS WILL, WHEN ISSUED, BE FREE OF ANY RESTRICTIONS EXCEPT FOR ANY NONEXCLUSIVE RIGHTS HELD BY THE U.S. GOVERNMENT UNDER THE FEDERAL PATENT POLICY OR THE STATE OF MICHIGAN AS A RESULT OF PREVIOUS OR PRESENT SPONSORSHIP.

(b) WSU MAKES NO EXPRESS OR IMPLIED WARRANTY INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTY OF MERCHANTABILITY OR ANY IMPLIED WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO LICENSED PATENTS, LICENSED TECHNOLOGY OR BIOLOGICAL MATERIALS AND HEREBY DISCLAIMS THE SAME.

(c) WSU MAKES NO EXPRESS OR IMPLIED WARRANTY THAT THE USE OR SALE OF PRODUCTS EMBODYING LICENSED PATENTS, LICENSED TECHNOLOGY OR BIOLOGICAL MATERIALS WILL NOT INFRINGE PATENTS OR OTHER INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES AND HEREBY DISCLAIMS THE SAME.

4.3.  Licensee Matters.  Licensee hereby represents and warrants to WSU that: (a) Licensee is a corporation duly organized and validly existing under the laws of Nevada, and has all requisite power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; (b) this Agreement has been duly authorized, executed and delivered by Licensee, constitutes the legal, valid and binding obligation of Licensee and is enforceable against Licensee in accordance with its terms, except to the extent such enforceability may be limited by bankruptcy, reorganization, insolvency or similar laws of general applicability governing the enforcement of the rights of creditors or by the general principles of equity (regardless of whether considered in a proceeding at law or in equity).

5.  PATENTS AND INFRINGEMENT.

5.1.  Patent Prosecution; Expenses.  (a) WSU shall manage the preparation, filing, prosecution and maintenance of United States and foreign patent applications and the maintenance of U.S. and foreign patents on Licensed Patents and the maintenance of its proprietary rights in Biological Materials.  WSU shall control all aspects of such preparation, filing, prosecution and maintenance.  During the term of this Agreement, Licensee shall be solely responsible for providing WSU and its patent counsel with the appropriate contact information for Licensee’s receipt of all patent and other intellectual property correspondence, including invoices for reimbursement of patent and other intellectual property expenses, and Licensee shall notify WSU if Licensee believes it is not appropriately receiving such correspondence.

Notwithstanding the above, WSU shall not be obligated to pursue foreign nationalization filings of Licensed Patents unless and until (i) Licensee expressly requests such filing(s) in writing; and (ii) Licensee prepays estimated expenses associated with each requested foreign filing.

WSU shall request that patent counsel provide Licensee, simultaneously with the provision thereof to WSU, with copies of all information it provides to WSU relating to the preparation, filing, prosecution and maintenance of Licensed Patents or maintenance of WSU’s proprietary rights in Biological Materials. Regarding the prosecution of the Licensed Patents or Biological Materials, WSU shall, where possible, provide Licensee the opportunity to review and comment on the action. Licensee shall have the right to strategize with WSU and its patent counsel to keep legal fees down; and it shall have the right to audit (and discuss with patent counsel, if necessary) patent counsel’s invoices for services it provides that Licensee is obligated to reimburse WSU under this Section 5.

(b)  Licensee shall be responsible for all expenses incurred after the Effective Date associated with the preparation, filing, prosecution and maintenance of Licensed Patents or maintaining WSU’s proprietary rights in Biological Materials, including interferences and any prepayments as provided in 5.1(a) above, the portion to be paid by Licensee being the quotient obtained by dividing the aggregate patent expenses incurred by WSU by the sum of one plus the number of then prevailing additional licensees outside the Licensed Field. Such expenses are not creditable against payments due to WSU under Section 3.  WSU will provide Licensee with invoices for such expenses, with the exception of any required prepayments for foreign filings, and Licensee shall pay such invoices within thirty (30) days following receipt of same.  In the event Licensee does not timely pay any such fees WSU may in its sole discretion decline to advance funds for any patent- or other intellectual property-related expenses, and such action on WSU’s part shall not be considered to be a breach of any obligation imposed by this Agreement.

(c)  WSU does not provide any warranty whatsoever related to the services, actions or omissions of patent counsel, agents or law firms engaged to perform patent-or other intellectual property-related activities.  Licensee expressly acknowledges that WSU cannot control whether a particular patent will issue or proprietary protection is available in any specific country.

5.2.  Infringement.  Each of Licensee and WSU shall promptly inform the other in writing of any infringement of Licensed Patents or WSU’s proprietary rights in Biological Materials or Licensed Technology by a third party of which it has knowledge and shall provide the other with any available information relating to such infringement.

5.3.  Enforcement.  (a)  Licensee shall, with WSU's consent (which consent shall not be unreasonably withheld), have the first option to pursue any enforcement or defense of the Licensed Patents or Biological Materials; provided that Licensee pays all costs and expenses related to the same, keeps WSU informed of its progress, and provides WSU with reasonable notice of all proceedings relating to same.  At WSU's request, Licensee shall name WSU as a co-party in any such action and shall furnish WSU with copies of any documents related to such proceedings.  Licensee's costs in prosecuting such matters shall be subject to reimbursement in accordance with Section 5.3(c).  Licensee shall notify WSU of its decision to exercise its right to enforce Licensed Patents or WSU’s proprietary rights in Biological Materials within thirty (30) days following its discovery or receipt of notice of the alleged infringement.

(b)  If Licensee does not (i) exercise its option to enforce or defend any Licensed Patent or Biological Materials; or (ii) within ninety (90) days of commencing to prosecute any enforcement or defense action (1) has not persuaded the alleged infringer to desist, (2) is not diligently pursuing an infringement action or diligently defending the validity or enforceability of the Licensed Patent or Biological Materials at issue as determined by WSU in its reasonable discretion, or (3) has not provided WSU with evidence of bona fide negotiations of an acceptable sublicense agreement with the alleged infringer, then WSU shall have the right to pursue the alleged infringer or take control of any action initiated by Licensee at WSU's own expense, and to collect for its own use all damages, profits, settlements and awards of whatever nature recoverable from such infringement, and Licensee shall not be entitled to any recovery pursuant to Section 5.3(c).  WSU may use the name of Licensee as party plaintiff for purposes of pursuing any alleged infringer.

(c)  In the event that Licensee undertakes the enforcement or defense of the Licensed Patents or Biological Materials in response to a bona fide claim, Licensee may withhold up to fifty percent (50%) of the royalties otherwise thereafter due WSU under Section 3.2 and apply the same toward reimbursement of its expenses, including reasonable attorney's fees in connection therewith. In the event Licensee intends to exercise this clause in response to a claim, prior to the express threat of litigation, it shall seek the prior written consent to such action by WSU, which consent shall not be unreasonably withheld. Any recovery of damages by Licensee in any such suit shall be applied first in satisfaction of any unreimbursed expenses and legal fees of Licensee relating to the suit or settlement thereof, and next toward reimbursement of WSU for any royalties withheld and applied pursuant to the first sentence of this Section 5.3(c).  Any remaining recoveries shall be used to reimburse Licensee for lost sales and WSU for lost royalties on account of such lost sales.  The balance thereafter remaining from such recovery shall be divided among Licensee and WSU, with fifty percent (50%) payable to Licensee and fifty percent (50%) payable to WSU.  No settlement, or consent judgment or other voluntary final disposition of the suit may be entered into without the consent of WSU, which consent shall not be unreasonably withheld.

(d)  Notwithstanding the provisions of Section 5.3(a), in the event that a declaratory judgment action alleging invalidity or non-infringement of any of the Licensed Patents is filed against Licensee or WSU, WSU, at its option, shall have the right, within thirty (30) days after notification of same, to intervene and assume sole defense of the action at WSU's expense.  In the event that WSU exercises its rights under this Section 5.3(d), WSU may collect for its own use all damages, profits, settlements and awards of whatever nature recoverable from such action, and Licensee shall not be entitled to any recovery pursuant to Section 5.3(c).

(e) In any infringement suit as either party may institute to enforce the Licensed Patents or Biological Materials or in any declaratory judgment action alleging invalidity or non-infringement of any Licensed Patent brought against WSU or Licensee, the other party shall, at the request and expense of the party initiating or defending the suit or action, cooperate in all reasonable respects and make reasonable requests to have its employees testify when requested and make available relevant records, papers, information, specimens and the like.

6.  TERM; TERMINATION.

6.1.  Term.  Unless sooner terminated in accordance with this Section 6, this Agreement shall remain in effect until (a) the expiration of the term of the last to expire of the Licensed Patents or (b) for a Licensed Product described in 1.4(b), ten (10) years following the First Commercial Sale of such Licensed Product, whichever is later, unless extended by mutual consent of WSU and Licensee.

6.2.  Termination.  (a) Upon any material breach by Licensee of this Agreement, WSU shall have the right to terminate this Agreement and the rights and license granted hereunder with thirty (30) days' notice to Licensee. Licensee shall have thirty (30) days after receipt of actual notice of the breach to cure financial breaches; and it shall have sixty (60) days after receipt of such notice to cure non-financial breaches, which cure period in the case of non-financial breaches can be extended upon mutual written consent of the parties.  Licensee's "material obligations" under this Agreement shall include its obligations under Sections 2, 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 5.1, 7, 8 and 9.

(b)  Licensee shall have the right to terminate this Agreement and the license granted it hereunder for any reason with one hundred twenty (120) days' notice to WSU.

6.3. Effect of Termination.  (a) Upon termination of this Agreement for any reason, nothing herein shall be construed to release either party of any obligation which matured prior to the effective date of such termination, and Licensee may, after the effective date of such termination, complete Licensed Products in the process of manufacture at the time of such termination and sell same together with Licensed Products in inventory for a period of six (6) months; provided that Licensee pays to WSU royalties as required by Section 3.2 and submits reports as required by Section 3.5.

(b) The provisions of this Section 6 and Sections 7 (solely with respect to claims made by third parties), 8 and 9 shall survive any termination of this Agreement.

6.4. Sublicenses.  In the event the license granted to Licensee under Section 2 terminates for any reason, each of Licensee's sublicensees at such time shall continue to have the rights and license set forth in their sublicense agreements; provided the terms of such sublicense agreement have been consented to by WSU and such sublicensee agrees in writing that WSU is entitled to enforce such provisions directly against such sublicensee.

7.  INDEMNIFICATION.

7.1. Indemnification by Licensee.  Licensee hereby agrees to indemnify, defend and hold WSU and its affiliates, trustees, officers, employees and agents (collectively, the "WSU Indemnitees") harmless from, against and in respect of any and all damages, deficiencies, actions, suits, proceedings, demands, assessments, judgments, claims, losses, costs, expenses, obligations and liabilities (including costs of collection and reasonable attorneys' fees and expenses) (herein called "Loss(es)") arising from or related to any (a) use by Licensee, or by any party acting on behalf of or under authorization from Licensee, of Licensed Technology, Licensed Patents or Biological Materials; and (b) use, sale or other disposition by Licensee or by any party acting on behalf of or under authorization from Licensee, of Licensed Products.

7.2. Sublicensee Indemnification.  Licensee shall require its sublicensees to indemnify, defend and hold harmless WSU Indemnitees under the same terms as stated in this Section 7.

7.3. Third Party Claims.  (a)  Promptly after the assertion by any third party of any claim against any WSU Indemnitees that, in the judgment of WSU, may result in the incurrence by any WSU Indemnitees of Losses for which such WSU Indemnitees would be entitled to indemnification hereunder, WSU shall deliver to Licensee written notice with respect to such claim, and Licensee may, at its option within thirty (30) days after receipt of such notice, but not in any event after the settlement or compromise of such claim, assume the defense (including settlement negotiations) of WSU Indemnitees against such claim (including the employment of counsel, who shall be satisfactory to WSU, and the payment of expenses).  Notwithstanding the foregoing, if WSU determines that there is a reasonable probability that a claim may materially and adversely affect it, other than as a result of money payments required to be reimbursed by Licensee under this Section 7, WSU shall have the right to defend, compromise or settle such claim or suit; provided, further, that such settlement or compromise shall not, unless consented to in writing by Licensee, be relevant as to the liability of Licensee to WSU Indemnitees.

(b)  If Licensee participates in or assumes the defense of any claim asserted by a third party, the WSU Indemnitees, Licensee and its counsel shall cooperate in the defense against, or compromise of, such asserted liability.  The WSU Indemnitees shall have the right to employ separate counsel in any such action or claim and to participate in the defense thereof, but the fees and expenses of such counsel shall not be an expense of the Licensee unless (i) the Licensee shall have failed, within thirty (30) days after having been notified in writing by WSU of the existence of such claim, to assume the defense of such claim or (ii) the employment of such counsel has been specifically authorized by the Licensee.  If there is a final judgment for the plaintiff in any such action, or if there is a settlement of any such action effected with the consent of Licensee, Licensee shall indemnify and hold harmless the WSU Indemnitees from and against any loss or liability by reason of judgment or settlement.

(c)  In the event that Licensee shall decline to participate in or assume the defense of a claim asserted by a third party, prior to paying or settling any claim against which Licensee is, or may be, obligated under this Section 7 to indemnify WSU Indemnitees, WSU shall first provide Licensee with a copy of a final court judgment or decree holding WSU Indemnitees liable on such claim or, failing such judgment or decree, the terms and conditions of the settlement or compromise of such claim.  WSU's failure to supply such final court judgment or decree or the terms and conditions of a settlement or compromise shall not relieve Licensee of any of its indemnification obligations contained in this Section 7, except where, and solely to the extent that, such failure actually and materially prejudices the rights of Licensee.

7.4.  Indemnification by WSU.  To the extent permitted by applicable law, WSU hereby agrees to indemnify, defend and hold Licensee and its officers and employees (collectively, the "Licensee Indemnitees") harmless from, against and in respect of any and all Losses arising from or related to any breach by WSU of any representation or warranty expressly undertaken by WSU pursuant to this Agreement.

8.  INSURANCE.

8.1.  Insurance Coverage.  (a) Beginning at the time any Licensed Product is being clinically tested with human subjects or commercially distributed or sold, whichever comes first, by Licensee, an Affiliate or by a sublicensee, Licensee shall at its sole cost and expense, procure and maintain insurance under policies that shall name WSU as an additional insured.

(b)  Such insurance shall provide minimum comprehensive general liability (including product liability) coverage in amounts not less than two million dollars ($2,000,000) per incident and six million dollars ($6,000,000) annual aggregate.  Such comprehensive general liability insurance shall provide (i) product liability coverage and (ii) broad form contractual liability coverage for Licensee's indemnification obligations under Section 7 of this Agreement.

(c)  Licensee shall provide WSU with written evidence of such insurance upon request of WSU.  Licensee shall provide WSU with written notice at least fifteen (15) days prior to the cancellation, non-renewal or material change in such insurance; if Licensee does not obtain replacement insurance providing comparable coverage within such fifteen (15) day period, WSU shall have the right to terminate this Agreement effective at the end of such fifteen (15) day period without notice or any additional waiting periods.

(d)  Licensee shall maintain such insurance beyond the expiration or termination of this Agreement during  the period that any Licensed Product is being commercially distributed by Licensee, an Affiliate or by a sublicensee.  If such insurance is canceled, not renewed or otherwise terminated, Licensee shall purchase a retroactive reporting endorsement.

(e)  Notwithstanding the foregoing, no insurance limitation or deficiency in coverage shall operate to relieve Licensee of any indemnification obligations set forth in Section 7 of this Agreement.

9. CONFIDENTIALITY.

9.1.  Confidential Information.  “Confidential Information” shall mean any technical, scientific or business information furnished by one party hereto (the “Disclosing Party”) to the other party (the “Receiving Party”) in connection with this Agreement. Receiving Party hereby agrees to use Confidential Information solely for purposes contemplated hereunder and hereby agrees to provide access to Confidential Information to its employees on a “need to know” basis.  Receiving Party shall use reasonable efforts to protect Confidential Information.  Confidential Information shall not include information that: (a) is generally available in the public domain or thereafter becomes available to the public through no act of the Receiving Party; or (b) was discovered independently by the Receiving Party who had no access to the information supplied by the Disclosing Party under this Agreement; or (c) was made available to the Receiving Party as a matter of lawful right by a third party who had no obligations of confidentiality to the Disclosing Party; or (d) is required to be disclosed under law or court order.  The obligations of confidentiality of this Section 9.1 shall survive the termination or expiration of this Agreement for a period of three (3) years.  The existence of this Agreement and the general terms and conditions of this Agreement (including but not limited to the identity of the Licensee) shall not be considered Confidential Information.

9.2.  Publication.  Licensee recognizes that under WSU policy, the results of WSU research involving Licensed Patents, Licensed Technology and Biological Materials must be available for publication and agrees that WSU researchers shall be permitted to present at symposia and professional meetings, and to publish in journals, theses or dissertations, or otherwise of their own choosing, research methods and results. WSU shall acknowledge Licensee’s scientific contributions as appropriate in publications in accordance with the standards and customs of academic publications.

9.3.  Biological Materials.  It is acknowledged that Biological Materials are confidential material of WSU and that unauthorized disclosure or transfer to third parties may result in financial detriment to WSU.  Licensee agrees to use its best efforts to limit use of Biological Materials for the purpose of developing, manufacturing and commercializing Licensed Products in accordance with the terms of this Agreement, to treat Biological Materials as confidential, and to limit access to Biological Materials to those of its employees reasonably requiring same for the purpose of developing, manufacturing and commercialization of Licensed Products, who further are obligated in writing to treat Biological Materials in a manner and to an equivalent extent as provided herein with regard to confidentiality, use and non-disclosure.

10. MISCELLANEOUS.

10.1.  Relationship of Parties.  For the purposes of this Agreement, each party shall be, and shall be deemed to be, an independent contractor and not an agent or employee of the other party.  Neither party shall have authority to make any statements, representations or commitments of any kind, or to take any action which shall be binding on the other party, except as may be explicitly provided for herein or authorized in writing.

10.2.  Publicity.  Licensee and WSU shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement and the transactions contemplated hereby and shall not issue any such press release or make any such public statement except as they may mutually agree and except as required under Federal securities laws or other laws applicable to Licensee or WSU.  Licensee shall not use the name of WSU nor that of any WSU staff member, employee or student, or any adaptation thereof in any advertising, promotional or sales literature, or in any other form of publicity without prior written consent obtained from WSU in each case, and from the individual staff member, employee or student if such individual's name is so used. Each party has the right to disclose information required to be disclosed under applicable law or by a governmental order, decree, regulation or rule.

10.3.  Notices.  Unless otherwise provided herein, any notice, report, payment or document to be given by one party to the other shall be in writing and shall be deemed given when delivered personally or mailed by certified or registered mail, postage prepaid (such mailed notice to be effective on the date which is three (3) business days after the date of mailing), or sent by telefax (such notice sent by telefax to be effective when sent, if confirmed by certified or registered mail as aforesaid) as follows:

If to WSU, addressed to:                                              Wayne State University

Technology Commercialization

Attention:  WSU File No. 04-699

440 Burroughs, Suite 201

Detroit, MI. 48202

Telephone No.  (313)577-5541

Telefax No.  (313)577-2814

If to Licensee, addressed to:                                         Arrayit Diagnostics, Inc.

12000 Westheimer Rd Ste 340

Houston, TX 77077-6531

Attention:  John Howell

Telephone No.  (281) 600-6000

Telefax No.  (713) 462-1980

With a copy to:

Sonfield & Sonfield

(which shall not constitute                                             770 South Post Oak Lane

notice)

Houston, Texas 77056-1937

Attention:  Robert L. Sonfield, Jr., Esq.

Telephone (713) 877-8333

Facsimile:  (713) 877-1547

or to such other place as any party may designate as to itself by written notice to the other party.

10.4.  Entire Agreement; Amendments.  This Agreement, along with the Sponsored Research Agreement in place between the parties effective December 7, 2009,  constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties.  No supplement, modification, amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby.

10.5.  Waivers.  The waiver by Licensee or WSU of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent breach.  No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

10.6.  Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.7.  Severability.  In the event that any one or more of the provisions contained in this Agreement or in any other agreement or instrument referred to herein, shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or any other such agreement or instrument and such invalid or unenforceable provision shall be construed by limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law.

10.8.  Transfer, etc.  Neither party may assign this Agreement or any of such party's rights and obligations hereunder to any third party without the prior written consent of the other party, which consent shall not be unreasonably withheld.  Either party may assign this Agreement, and its rights and obligations hereunder, to any third party that purchases substantially all of the assigning party's stock or assets relating to that portion of such party's business that is related to the subject of this Agreement without approval of the other party, however, the assigning party shall provide the other party prior written notification of the assignment.  Any attempted assignment, delegation or transfer in contravention of this Agreement shall be null and void.

10.9.  Binding Effect, Benefits.  This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns; nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or, as applicable, their respective successors and permitted assigns, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

10.10.  Headings.  The Section headings are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

10.11.  Choice of Law.  This Agreement shall be governed by and construed in accordance with domestic substantive laws of The State of Michigan, without regard for any choice or conflict of laws rule or principle that would result in the application of the domestic substantive law of any other jurisdiction.  With respect to patents, the law of the country that grants the patent determines questions affecting the instruction and effect of such patent.

10.12.   Disputes.  The parties to this Agreement will encourage the prompt and equitable settlement of all controversies or claims between the parties and shall negotiate their differences directly and in good faith.  If the dispute cannot be resolved within a reasonable time, either party may submit the dispute to a professional mediator from the American Arbitration Association (AAA).  The parties agree to convene with the mediator, with senior representatives of the parties present, for at least one session. If after non-binding mediation occurs, the dispute is not resolved, the parties are free to exercise all other legal and equitable remedies.

10.13. Jurisdiction and Forum.    In the event of any dispute regarding this Agreement, venue shall be determined by the location of the defendant. Should Licensee bring any claim, demand or other action against WSU, its trustees, officers, employees or agents, arising out of this Agreement or the relationship between the parties, Licensee agrees to bring said action only in the Michigan Court of Claims.

10.14.  Rules of Construction.  The following rules of construction shall be applicable for all purposes of this Agreement, unless the context otherwise requires: (a)  the terms "hereby", "herein", "hereof", "hereto", "hereunder" and any similar terms shall refer to this Agreement, and the term "hereafter" shall mean after the Effective Date; (b) words importing the singular number shall mean and include the plural number and vice versa; and (c) the terms "include", "including" and similar terms shall be construed as if followed by the phrase "without being limited to", and the term "or" shall be construed in the inclusive sense.

IN WITNESS WHEREOF WSU and Licensee have caused this Agreement to be duly executed on their behalf by their respective representatives as of the Effective Date.

WAYNE STATE UNIVERSITY

ARRAYIT DIAGNOSTICS, INC.

/s/Gail L. Ryan

/s/John Howell

Gail L. Ryan

John Howell

Senior Director

President

Sponsored Program Administration

Arrayit Diagnostics, Inc.

Date: December 7, 2009

Date: December 7, 2009

Exhibit A

Licensed Patents

WSU File No. 04-699

Title:  Neoepitope Detection of Disease Using Protein Arrays

Country	Type	Serial No.	Filing Date	Patent No.	Issue Date	Status
USA	Utility	11/060,862	2/17/05			converted
PCT	PCT	PCT/US06/05830	2/17/06			converted
USA	Utility	11/’816,471	8/16/2007			pending

Exhibit B

Biological Materials

63/65 unique clones from Cancer Research 2006 paper

166 clones from neural network (unpublished)

These two sets overlap by 23 clones of which 8 are epitopes and 15 are mimitopes.  The 130/143 are the unique clones not overlapping with the set of 65 have been sequenced and the duplicates among them are still being determined.  The list will be much shorter than 143.  This 143 set has 5 unique epitopes that belong exclusively to 166 set.  Therefore, 166 set has 8+5=13 total epitopes).

Exhibit C

Licensed Technology

Sequence information associated with the Biological Materials described in Exhibit B.